838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-428 January 19, 2021

Platinum Group Metals Ltd. Subsidiary Lion Battery Technologies Granted Second US Patent

New Provisional Patent Filed for PGMs in Lithium Batteries

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") and subsidiary Lion Battery Technologies Inc. ("Lion") reports that the U.S. Patent and Trademark Office has issued a second patent to Florida International University ("FIU") related to platinum group metals ("PGMs") being used in lithium batteries.  Under a sponsored research agreement ("SRA"), Lion has exclusive rights to all technology being developed by FIU with Lion funding, including granted patents.

The new patent, the second one granted to FIU relating to Lion's research, was issued on December 8, 2020 entitled "Battery Cathodes for Improved Stability" with patent number US 10,862,103 B2.  The patent covers a preparation method using PGM catalysts in carbon materials for use as cathodes in lithium batteries, including lithium-ion, lithium-air, and lithium-sulfur batteries.  The new patent broadens protection for US patent 10,734,636 B2 issued to FIU on August 4, 2020 covering the composition of carbon cathodes containing PGMs. Both patents are assigned to FIU and licensed by Lion.

In addition to the above new patent, a further provisional patent application has also been filed for specific application of PGMs in most lithium batteries, including current lithium ion chemistries.

As a result of the advancement in PGM battery research work conducted by FIU and Lion, the Company and Anglo American Platinum Limited, Lion's co-founder, have each approved additional investment in Lion.  After this further investment, the Company will own a 53.7% interest in Lion.

Dr. Bilal El Zahab, the project leader at FIU commented, "We are pleased to receive the second, broader method patent for our research work and we are excited about our new innovations having potential application to most current, state of the art lithium ion battery chemistry on the market."

R. Michael Jones CEO of Platinum Group said, "PGMs have many applications in green technologies, including clean emissions equipment for internal combustion engines, hydrogen fuel cell applications for power generation in cars and trucks, and now the potential to improve the performance of battery electric vehicles.  It makes sense that PGMs can play an important role in innovative energy technology as we seek more efficient energy reactions.  This is what the PGMs palladium, platinum and rhodium do - they are powerful catalysts that accelerate chemical reactions.  The potential of PGMs in batteries is obvious; it stares at us from the periodic table."

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Lion is a private company formed jointly in 2019 by Anglo American Platinum and the Company to accelerate the development of next-generation battery technology using platinum and palladium.  Under the SRA, research and patent applications are being funded in battery innovations utilizing platinum and palladium to unlock the potential of higher power to weight ratios in new generation lithium air and lithium sulfur battery chemistries.  This work may now potentially have application to most commercial lithium batteries.  Dr. Bilal El-Zahab, with prior battery research and development experience and post-doctoral work completed at the Massachusetts Institute of Technology, is the head of the Lion battery research team.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a 19.5 million ounce proven and probable reserve, bulk underground palladium, platinum and gold deposit located in South Africa.  The Waterberg Project was discovered by PTM and is being jointly developed with Impala Platinum Holdings Ltd. ("Implats"), Japan Oil, Gas and Metals National Corporation, Mnombo Wethu Consultants (Pty) Ltd. and Hanwa Co. Ltd.

Platinum Group Metals is investing in energy efficiency innovation where PGMs can play an important role.  As the majority owner of the Waterberg Project, the Company views the innovative use of PGMs in new technology as an opportunity.

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding research innovations having potential application to most current, state of the art lithium ion battery chemistry on the market, the potential of PGMs in batteries to improve the performance of battery electric vehicles, the development of the Waterberg Project, the market for PGMs, Lion securing future patent rights and the acceleration of developments of next generation battery technology.  Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the US $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility") is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information referred to or included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.